Infosys®
Navigate your next

Fact Sheet

Consolidated Financial Data - First Quarter, Fiscal 2021

25.5% YoY
Digital CC growth

1.5% YoY
CC growth

22.7%
Operating margin

$1.74bn
Large deal signings

Revenue Growth- Q1 21

	Reported	CC
QoQ growth (%)	(2.4)	(2.0)
YoY growth (%)	(0.3)	1.5

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	June 30, 2020	Mar 31, 2020	June 30, 2019	Reported	CC
Digital	1,389	1,341	1,119	24.2	25.5
Core	1,732	1,856	2,012	(13.9)	(11.8)
Total	**3,121**	**3,197**	**3,131**	**(0.3)**	**1.5**
Digital Revenues as % of Total Revenues	*44.5*	*41.9*	*35.7*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	June 30, 2020	Mar 31, 2020	June 30, 2019	Reported	CC
Financial services	31.5	31.3	31.4	(0.1)	2.1
Retail	14.3	15.5	15.8	(9.3)	(7.4)
Communication	13.4	13.0	13.8	(3.2)	(0.7)
Energy, Utilities, Resources & Services	12.8	12.9	13.0	(1.9)	(0.2)
Manufacturing	9.5	10.1	9.6	(1.3)	0.3
Hi-Tech	8.7	7.9	7.7	12.9	13.4
Life Sciences	6.7	6.4	6.1	7.9	7.7
Others	3.1	2.9	2.6	20.7	24.4
Total	**100.0**	**100.0**	**100.0**	**(0.3)**	**1.5**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	June 30, 2020	Mar 31, 2020	June 30, 2019	Reported	CC
North America	61.5	61.6	61.6	(0.5)	(0.0)
Europe	24.0	24.4	23.6	1.5	4.4
Rest of the world	11.6	11.4	12.5	(7.3)	(2.0)
India	2.9	2.6	2.3	24.5	32.8
Total	**100.0**	**100.0**	**100.0**	**(0.3)**	**1.5**

Client Data

	Quarter ended		
	June 30, 2020	Mar 31, 2020	June 30, 2019
Number of Clients			
Active	1,458	1,411	1,336
Added during the period (gross)	110	84	112
Number of million dollar clients*			
1 Million dollar +	729	718	680
10 Million dollar +	236	234	228
50 Million dollar +	60	61	59
100 Million dollar +	25	28	27
Client contribution to revenues			
Top client	3.4%	3.1%	3.2%
Top 10 clients	19.3%	18.7%	20.0%
Top 25 clients	34.6%	34.1%	34.9%
Repeat business	99.0%	95.9%	99.0%
Days Sales Outstanding	71	69	68

*LTM (Last twelve months) Revenues

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	June 30, 2020	Mar 31, 2020	June 30, 2019
Effort			
Onsite	28.0	27.6	28.7
Offshore	72.0	72.4	71.3
Utilization			
Including trainees	78.2	79.0	80.3
Excluding trainees	81.2	83.5	83.1

Employee Metrics

(Nos.)

	Quarter ended		
	June 30, 2020	Mar 31, 2020	June 30, 2019
Total employees	2,39,233	2,42,371	2,29,029
S/W professionals	2,25,167	2,28,449	2,15,412
Sales & Support	14,066	13,922	13,617
Voluntary Attrition % (Annualized - IT Services)	11.7%	15.3%	20.2%
% of Women Employees	37.8%	37.8%	37.0%
Revenue per Employee - Consolidated (In US $ K)	53.5	54.1	54.1

Cash Flow

In US $ million

	Quarter ended		
	June 30, 2020	Mar 31, 2020	June 30, 2019
Free cash flow (1)	728	593	485
Consolidated cash and investments (2)(3)	3,797	3,605	3,570

In ₹ *crore*

	Quarter ended		
	June 30, 2020	Mar 31, 2020	June 30, 2019
Free cash flow (1)	5,524	4,310	3,379
Consolidated cash and investments (2)(3)	28,674	27,276	24,639

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2) Consolidated cash and investments comprise of cash and cash equivalents, other receivables towards redemption of mutual funds, current and non-current investments excluding investments in unquoted equity and preference shares and others (Non-IFRS measure)

(3) Cash balances excludes earmarked bank balance for dividend - $536 Million (₹4,046 crore). Payment date for the dividend was July 3, 2020

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	June 30, 2020	June 30, 2019	Growth % Q1 21 over Q1 20	Mar 31, 2020	Growth % Q1 21 over Q4 20
Revenues	**3,121**	**3,131**	**(0.3)**	**3,197**	**(2.4)**
Cost of sales	2,071	2,122	(2.4)	2,133	(2.9)
Gross Profit	**1,050**	**1,009**	**4.1**	**1,064**	**(1.3)**
Operating Expenses:					
Selling and marketing expenses	151	169	(10.7)	161	(6.2)
Administrative expenses	191	198	(3.5)	229	(16.6)
Total Operating Expenses	**342**	**367**	**(6.8)**	**390**	**(12.3)**
Operating Profit	**708**	**642**	**10.1**	**674**	**4.9**
Operating Margin %	***22.7***	***20.5***	***2.2***	***21.1***	***1.6***
Other Income, net[1]	57	100	(43.0)	78	(26.9)
Profit before income taxes	**765**	**742**	**3.1**	**752**	**1.7**
Income tax expense	201	196	2.6	160	25.6
Net Profit (before minority interest)	**564**	**546**	**3.1**	**592**	**(4.8)**
Net Profit (after minority interest)	**558**	**546**	**2.3**	**590**	**(5.4)**
Basic EPS ($)	**0.13**	**0.13**	**3.8**	**0.14**	**(5.4)**
Diluted EPS ($)	**0.13**	**0.13**	**3.8**	**0.14**	**(5.4)**
Dividend Per Share ($)	**-**	**-**	**-**	**0.13**	**-**

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In ₹crore, except per equity share data

Particulars	June 30, 2020	June 30, 2019	Growth % Q1 21 over Q1 20	Mar 31, 2020	Growth % Q1 21 over Q4 20
Revenues	**23,665**	**21,803**	**8.5**	**23,267**	**1.7**
Cost of sales	15,703	14,779	6.3	15,501	1.3
Gross Profit	**7,962**	**7,024**	**13.4**	**7,766**	**2.5**
Operating Expenses:					
Selling and marketing expenses	1,146	1,174	(2.4)	1,172	(2.2)
Administrative expenses	1,451	1,379	5.2	1,667	(13.0)
Total Operating Expenses	**2,597**	**2,553**	**1.7**	**2,839**	**(8.5)**
Operating Profit	**5,365**	**4,471**	**20.0**	**4,927**	**8.9**
Operating Margin %	***22.7***	***20.5***	***2.2***	***21.2***	***1.6***
Other Income, net[1]	427	696	(38.6)	569	(25.0)
Profit before income taxes	**5,792**	**5,167**	**12.1**	**5,496**	**5.4**
Income tax expense	1,520	1,365	11.4	1,161	30.9
Net Profit (before minority interest)	4,272	**3,802**	**12.4**	**4,335**	**(1.4)**
Net Profit (after minority interest)	**4,233**	**3,798**	**11.5**	**4,321**	**(2.0)**
Basic EPS (₹)	9.98	**8.83**	**13.1**	**10.19**	**(2.0)**
Diluted EPS (₹)	**9.97**	**8.82**	**13.1**	**10.18**	**(2.0)**
Dividend Per Share (₹)	**-**	**-**	**-**	**9.50**	**-**

[1] *Other income includes Finance Cost*